UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 8, 2013

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On November 8, 2013, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's October 2013 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued November 8, 2013:
           McDonald's Reports October Comparable Sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: November 8, 2013

By: /s/ Brian Mullens

Brian Mullens
Corporate Vice President - Assistant Controller

Exhibit Index

Exhibit No. 99   Investor Release of McDonald's Corporation issued November 8, 2013:
                   McDonald's Reports October Comparable Sales

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

11/08/13

FOR MORE INFORMATION CONTACT:

Investors: Kathy Martin, 630-623-7833
Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS OCTOBER COMPARABLE SALES

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales increased 0.5% in October. Performance by segment was as follows:

- **U.S. up 0.2%**
- **Europe up 0.8%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 2.8%**

"Around the world, we are focused on providing the menu quality and choice, customer service and affordability that are the hallmarks of the McDonald's experience," said McDonald's President and Chief Executive Officer Don Thompson. "We remain confident in the fundamental strength of the McDonald's System and our ability to drive initiatives that will deliver the greatest benefit for our customers."

In October, U.S. comparable sales increased 0.2% with results for the month supported by the featured Mighty Wings and Pumpkin Spice Latte limited-time offers and introduction of the new Premium Southwest McWrap. Performance for the month was dampened by comparison against the October 2012 Monopoly promotion and ongoing competitive activity. Moving forward, the U.S. is intent on strengthening its underlying business momentum by evolving its everyday value options and balancing that with proven core favorites and relevant promotions that will add excitement and variety.

In Europe, October's comparable sales increased 0.8% as positive performance in the U.K., France and Russia was somewhat offset by negative results in Germany and other markets within the challenging eating-out industry. Europe's overall performance continues to be supported by a comprehensive approach to driving demand through reinvigorated value platforms, rotation of popular seasonal food events and enhancement of key daypart opportunities.

Comparable sales in APMEA declined 2.8% in October driven primarily by negative results in Japan. Across the region, McDonald's is striving to improve performance by providing consistent value offerings, accelerating growth at breakfast and leveraging brand extensions - drive-thru, delivery, kiosks and McCafé - to enhance the service and convenience of the customer experience.

Systemwide sales for the month increased 1.5%, or 3.0% in constant currencies.

Percent Increase/(Decrease)	Comparable Sales		Systemwide Sales	
			As	Constant
Month ended October 31, 2013,	2013	2012	Reported	Currency
McDonald's Corporation	0.5	(1.8)	1.5	3.0
Major Segments:				
U.S.	0.2	(2.2)	1.2	1.2
Europe	0.8	(2.2)	6.9	3.6
APMEA	(2.8)	(2.4)	(6.0)	2.1
Year-To-Date October 31, 2013,				
McDonald's Corporation	0.3	3.5	1.2	2.9
Major Segments:				
U.S.	0.2	3.7	1.2	1.2
Europe	(0.2)	2.9	4.3	2.6
APMEA	(1.8)	2.0	(4.1)	3.2

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- The number of weekdays and weekend days can impact our reported comparable sales. In October 2013, this calendar shift/trading day adjustment consisted of one less Monday and one more Thursday compared with October 2012. The resulting adjustment varied by area of the world, ranging from approximately 0.2% to 0.6%. In addition, the timing of holidays can impact comparable sales.

- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

McDonald's Corporation will webcast its November 14, 2013 investor meeting. For more information on presentation times and links to the live webcast, please access www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

The Company plans to release November 2013 sales on December 9, 2013.

McDonald's is the world's leading global foodservice retailer with approximately 35,000 locations serving more than 69 million customers in more than 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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